

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2023

Ed Clissold
General Counsel
Park City Group, Inc.
5282 South Commerce Drive, Suite D292
Murray, Utah 84107

> **Re: Park City Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 11, 2023**
> **File No. 333-273940**

Dear Ed Clissold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at (202) 551-3887 or Jan Woo at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel W. Rumsey